February 3, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention: Kathleen Collins

Re:	Dolby Laboratories, Inc.
Form 10-K for the Fiscal Year Ended September 25, 2015
Filed November 24, 2015
File No. 001-32431
Ladies and Gentlemen:
On behalf of Dolby Laboratories, Inc. (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 21, 2016, relating to the Company’s annual report on Form 10-K for the fiscal year ended September 25, 2015 (the “10-K”).
The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold italics for your ease of reference).
Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 10. Income Taxes, page 71

1.
Please explain to us why U.S. pre-tax income decreased significantly whereas foreign pre-tax income increased significantly in fiscal 2015. As part of your response, please tell us about any unusual transactions or new tax planning strategies that contributed to the changes. Also, tell us how you considered providing disclosure explaining the reasons for these changes.

RESPONSE:
There were no unusual transactions or new tax planning strategies that contributed to the changes.
A portion of the intellectual property that is contained in one of Dolby’s principal audio products, Dolby Digital Plus (“DD+”), was developed and is owned by a domestic subsidiary Dolby Laboratories Licensing Corporation (“Dolby U.S.”), and the remainder of that intellectual property was developed and is owned by a foreign subsidiary, Dolby International AB (“Dolby International”). We determine the allocation of our DD+ licensing revenue between Dolby U.S. and Dolby International primarily based on the comparable uncontrolled transaction method found in Treasury Regulations § 1.482-4. The comparable uncontrolled transaction we use is an independent transaction between unrelated parties. The parties to this independent transaction periodically renegotiate the relative value of the intellectual property in the independent transaction based on changes in value over time, and such a renegotiation occurred recently. This recent renegotiation changed the allocation of DD+ revenue between Dolby U.S. and Dolby International in fiscal 2015 and resulted in significantly more royalty income being attributed to Dolby International than to Dolby U.S.
We considered the disclosure requirement related to our overall tax rate and we disclosed that a higher portion of our overall earnings were attributable to lower tax-rate jurisdictions.

2.
We note that your U.S. effective tax rate increased significantly from fiscal 2014 to fiscal 2015, while the foreign rate decreased significantly. Please explain to us the reason for the changes and how you considered disclosing those reasons.

Dolby Laboratories, Inc. 1275 Market Street, San Francisco, CA 94103 USA T +1 415 558 0200 Dolby.com

Staff of the Securities and Exchange Commission
Re: Dolby Laboratories, Inc.
February 3, 2016

RESPONSE:
Although the U.S. pre-tax income decreased and the foreign pre-tax income increased in fiscal 2015, the federal and foreign taxes and our overall effective tax rate did not materially change from the prior year. These facts are disclosed in the first table presented in footnote 10 of our fiscal 2015 Form 10-K.
The increase in our fiscal 2015 U.S. effective tax rate is primarily attributed to increases in our reserves for uncertain tax positions, all of which are included in our U.S. provision. The decrease in our fiscal 2015 foreign effective tax rate is primarily due to the fact that our foreign tax expense is comprised mostly of withholding taxes that are generally not influenced by the allocation of revenue between our U.S. and foreign subsidiaries.
We considered the disclosure requirement related to our overall tax rate, and as described in the response to Comment #1 above, we disclosed that a higher portion of our overall earnings were attributable to lower tax-rate jurisdictions.

3.
Please clarify whether the “foreign rate differential” caption contains any items other than the difference between the U.S. and foreign statutory tax rates. For example, tell us whether this line reflects any changes in foreign valuation allowances, changes in foreign uncertain tax positions, changes in foreign tax rates or nondeductible items, etc. Also, include in your response quantification of the impact to the foreign tax rate differential line item for each item, to the extent material.

RESPONSE:
We include in the caption “foreign rate differential” items that directly relate to the financial statement impact of the difference between the U.S. and foreign statutory tax rates on foreign income. This includes changes in uncertain tax positions to the extent related to the amount of income subject to tax at the foreign statutory rates. Thus, the net benefit included is the amount that is more likely than not to be sustained. We have not, in any period presented, included material amounts of any changes in foreign valuation allowances, foreign tax rates, nondeductible items, or uncertain tax positions that are not related to the amount of income subject to tax at foreign statutory rates.
* * * * *
In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please do not hesitate to contact me or Ryan Nicholson, Vice President, Corporate Controller, at (415) 645-5000.

Sincerely yours,

/s/    Lewis Chew
Lewis Chew
Executive Vice President and Chief Financial Officer

cc:	Dolby Laboratories, Inc.
Kevin Yeaman, President and Chief Executive Officer
Andy Sherman, Executive Vice President, General Counsel and Secretary
Ryan Nicholson, Vice President, Corporate Controller
Wilson Sonsini Goodrich & Rosati, Professional Corporation
Mark Baudler, Esq.